NEUROHACKER COLLECTIVE, LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

May 23, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Neurohacker Collective, LLC
Encinitas, CA

We have reviewed the accompanying balance sheet of Neurohacker Collective, LLC. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 23, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 661,780	$ 89,042
Accounts Receivable	10,441	-
Inventory	7,350	-
Pre-Payments- Inventory	526,694	32,000
TOTAL CURRENT ASSETS	1,206,265	121,042
NON-CURRENT ASSETS		
Fixed Assets, Net	64,005	-
Security Deposits	10,750	-
TOTAL NON-CURRENT ASSETS	74,755	-
TOTAL ASSETS	1,281,020	121,042
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Wages Payable	23,508	-
Accounts Payable	391,484	-
Taxes Payable	55,251	-
TOTAL CURRENT LIABILITIES	470,242	-
MEMBERS' EQUITY		
Contributed Capital- Founders	129,961	134,042
Contributed Capital- Class A	3,997	-
Contributed Capital- Class B	1,585,000	-
Retained Earnings (Deficit)	(908,180)	(13,000)
TOTAL MEMBERS' EQUITY	810,778	121,042
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,281,020	$ 121,042

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Sales	$ 510,287	$ -
Cost of Sales	164,068	-
Gross Profit	346,220	-
Operating Expense		
Salaries	676,476	-
Advertising	253,736	-
General and Administrative	192,862	-
Rent	46,600	-
Subcontractors	32,192	-
Research and Development	19,134	-
Travel	15,563	-
Amortization	4,170	
Depreciation	424	
Design Services	-	13,000
	1,241,159	13,000
Net Income from Operations	(894,939)	(13,000)
Other Income (Expense)		
Interest Income	71	-
State and Local Taxes	(312)	-
Net Income	$ (895,180)	$ (13,000)

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net Income (Loss) For The Period	$ (895,180)	$ (13,000)
Cash Flows From Operating Activities		
Change in Receivables	(10,441)	-
Change in Product Deposits	(494,694)	(32,000)
Change in Inventory	(7,350)	-
Change in Payables	470,242	-
Depreciation	4,170	-
Amortization	424	-
Net Cash Flows From Operating Activities	(37,649)	(32,000)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(68,599)	-
Change in Security Deposits	(10,750)	-
Net Cash Flows From Investing Activities	(79,349)	-
Cash Flows From Financing Activities		
Change in Contributed Capital	1,584,915	134,042
Net Cash Flows From Financing Activities	1,584,915	134,042
Cash at Beginning of Period	89,042	-
Net Increase (Decrease) In Cash	572,737	89,042
Cash at End of Period	$ 661,780	$ 89,042

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the States of Wyoming, and California. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's pilot product is a cognitive enhancement supplement named Qualia.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2016, fixed assets consisted of computers, web development expenditures, and internet domain names acquired in connection with the Company's business.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies office space under an operating lease arrangement. The lease commenced on August 1, 2016 and expires on September 1, 2017. Future minimum payments due under the lease amount to $86,000 through lease expiration in 2017.

Equity

The Company has three classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders- Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A/B- Class A/B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro rata share of cash distributions. Class A/B equity does not include voting rights.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2016, and 2015, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of California. The Company's 2015 California Franchise Tax filing will be subject to review by that State until 2020. The Company's 2016 California Franchise Tax filing will be subject to review by that State until 2021.

NOTE C- RELATED PARTY TRANSACTIONS

The Company has entered into an IP licensing agreement with Humanity, Inc., a company with common ownership. The IP licensing agreement was concluded on terms considered "arm's length" by the Company.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 23, 2017, the date that the financial statements were available to be issued.